

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 4, 2015

Suthep Thepchit
Chief Executive Officer
Eternal Speech, Inc.
156/13 Moo 10 Nongprue
Banglamung Chonburi 20150
Thailand

> **Re:** **Eternal Speech, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 8, 2015**
> **File No. 333-205720**

Dear Mr. Thepchit:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1.   Please note that you have been assigned the primary standard industrial classification code number 7372.

Prospectus Cover Page, page 3

2.   For clarity, please revise your table to reflect the potential range of proceeds, on a <u>net</u> basis, that you will receive if you sell 25%, 50%, 75% and 100% of the shares being offered. See Item 501(b)(3) of Regulation S-K. Alternatively, given that yours is a best efforts offering, consider eliminating the table in its entirety.

3.	Please revise to eliminate repetitive disclosure from the cover page, e.g., multiple references to risk factors, and limit the disclosure to a single page. See Item 501(b) of Regulation S-K.

Summary

The Offering

Proceeds to Our Company, page 9

4.	Please revise throughout to disclose potential proceeds to the company on a net basis and based on a range of possible outcomes, for example, if 25%, 50%, 75% and 100% of the shares are sold.

Risk Factors, page 11

5.	Please include a separate risk factor that discusses, consistent with your statement in your liquidity discussion, the minimum number of months your cash resources will allow you to fund minimal operations. In addition, disclose the minimum additional capital necessary to fund planned operations for a 12-month period.

6.	Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have less than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act.

Use of Proceeds, page 18

7.	You state on page 15 that you anticipate spending approximately $15,000 per year on fulfilling your reporting obligations once your registration statement is declared effective; however, it appears that you have omitted from the use of proceeds table and your business discussion any such ongoing costs. Please revise your discussions elsewhere in your document, as appropriate, to reflect these anticipated expenses, or advise.

Plan of Distribution

Procedures and Requirements for Subscription, page 22

8.   Please file a form of subscription agreement as an exhibit to your registration statement.

Information with Respect to the Registrant, page 25

9.   Please expand your disclosure to include a discussion of where you intend to develop and market your business given that your sole officer and director, Mr. Thepchit, resides in Thailand. In this regard, we you note your statements that you plan to market your business concept using cemeteries, funeral homes, assisted living facilities and various publications.

Competition, page 27

10.   Please expand your discussion to provide more information about the companies you are referring to that you consider to be direct or indirect competitors in the business of leaving messages to individuals after one's death. In this regard, we note your statement on page 12 that you have no knowledge of any direct competitors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

11.   You state that though you have no written commitments regarding any cash advances, Mr. Thepchit has "verbally indicated" that he is willing to advance up to $10,000 over the next twelve months to cover costs associated with being a reporting public company. Please clarify if true, that the verbal indication to advance to $10,000 to the company is not a binding obligation and that there is no assurance that Mr. Thepchit will advance any funds to the company, and include appropriate risk factor disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 33

12.   We note your discussion here of Mr. Thepchit's lack of involvement in certain legal proceedings. However, not all of the legal proceedings covered by Item 401(f) of Regulation S-K are included in this discussion. Please confirm that Mr. Thepchit has not been involved in any of the legal proceedings covered by Item 401(f), and if you choose to keep such disclosure, revise to include all such legal proceedings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Randall V. Brumbaugh, Esq.